[Wachtell, Lipton, Rosen & Katz Letterhead]
November 21, 2008
VIA EDGAR AND EMAIL
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed November 21, 2008; File No. 333-155248
Dear Mr. Windsor:
     I refer to your letter dated November 20, 2008 (the “Comment Letter”), with respect to the above-referenced Form S-4 (the “Form S-4”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2008. In further response to Comment No. 1 of the Comment Letter, The PNC Financial Services Group, Inc. (“PNC”) supplementally advises the Staff as follows:
     1) In response to the Staff’s oral comments on November 20, 2008, regarding the impact of IRS Notice 2008-83, we have added additional disclosure on page 100 of Amendment No. 2 to the Form S-4 (the “Amendment”).
     2) In response to the Staff’s oral comment on November 20, 2008, regarding the loss allowance adjustment included in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information (the “Pro Forma Financials”), PNC revised Note 3 to disclose several examples of differences between PNC’s and National City Corporation’s (“National City”) methodology in determining allowance for loan losses. However, given that the amount is an estimate subject to the outcome of additional portfolio review and changes in economic conditions, PNC removed the amount of the adjustment from the disclosure in Note 3.

Mr. Christian Windsor
     3) In response to the Staff’s oral comment on November 20, 2008, regarding the loss allowance adjustment included in Note 3 to the Pro Forma Financials, PNC is also submitting on a confidential basis supplemental information regarding differences between PNC and National City’s allowance for loan loss methodologies.
     4) In response to the Staff’s oral comment on November 20, 2008, regarding the impact on PNC of the Visa/Discover legal settlement and PNC’s related Staff Accounting Bulletin 99 analysis, PNC supplementally advises the Staff that, since FIN 45 does not address the “day two” accounting of indemnification liabilities of the type disclosed with respect to Visa and the settlement with Discover, PNC believes the liability should not be subsequently measured at fair value or FIN 45. Although PNC believes Visa’s settlement with Discover Financial Services did constitute a Type I subsequent event, PNC concluded that the adjustment to our current recorded liability for this settlement, and related covered litigation, was not material. PNC’s conclusion with respect to this item was based on our analysis of both quantitative and qualitative factors included in SAB 99, as follows:
•	The additional estimated liability calculated on an individual covered case basis would be $13 million which would have reduced third quarter 2008 diluted EPS by $0.02, or 3%, and first nine months 2008 diluted EPS by $0.02, or 1%. On a full year projected basis, the impact is estimated to be 2%.

•	The amount would not have changed the trend in PNC earnings, incentive compensation payouts, capital ratios to any meaningful extent, or our attainment of analyst earnings estimates.

•	The FIN 45 liability for the covered cases is not subject to precise measurement. PNC’s total FIN 45 liability, prior to the adjustment, appeared conservative based on its ownership interest as compared to other peer financial institutions. Also, the adjustment did not take into account Visa’s history regarding past covered litigation and its intention to fund the settlement through the escrow account.
     Based on the above factors, PNC believes that its current recorded liability would not be materially impacted by the Visa settlement with Discover.
     (5) In response to the Staff’s oral comment on November 20, 2008, regarding the potential dilutive impact of the TARP capital purchase program investment, we have added additional disclosure on page 26 of the Amendment.

Mr. Christian Windsor
If you have any questions or comments with respect to any of the matters discussed in this letter, please contact the undersigned at (212) 403-1381 (facsimile: (212) 403-1381).

Very truly yours,
/s/ Nicholas G. Demmo
Nicholas G. Demmo

cc:	Samuel Patterson (The PNC Financial Services Group, Inc.)

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